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14047755

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SEC FILE NUMBER
8-66533

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Northwinds Advisors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Mamaroneck Avenue Suite 400
(No. and Street)

Harrison	NY	10528
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garth Klimchuk (914) 468-0833
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

11 Broadway Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

* MK

OD 3/24/14

Northwinds Advisors LLC

Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2013
(Confidential Treatment Requested)


YSL

YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

INDEPENDENT AUDITOR'S REPORT

To the Member
of NorthWinds Advisors LLC

We have audited the accompanying statement of financial condition of NorthWinds Advisors LLC (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NorthWinds Advisors LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

YSL & Associates LLC

New York, NY

February 20, 2014

Northwinds Advisors LLC

Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	10,984
Prepaid expenses and other assets		3,256
Total assets	$	14,240
Liabilities and Member's Equity		
Liabilities - accounts payable	$	585
Member's equity	$	13,655
Total liabilities and member's equity	$	14,240

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Northwinds Advisors, LLC (the "Company") is a wholly owned limited liability company of Northwinds Renewables LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of FINRA.

The Company engages in the distribution of private offerings of limited partnerships, primarily real estate investments and other similarly structured instruments.

2. Going Concern

During 2013, the Company did not generate any revenue during the year. As a result, the Company sustained a net loss of $41,352 and had negative cash flow from operations of $38,738 for the year ended December 31, 2013. The Company's ability to continue operations is dependent upon the member's willingness and ability to continue providing the necessary capital for the Company to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1). These conditions raise substantial doubt about the Company's ability to continue as a going concern.

3. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue
All revenues will be recorded as earned.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes
The Company is a single member limited liability company, and as such, is treated as a disregarded entity by the Internal Revenue Code ("IRC"). The IRC provides that any income or loss is passed through to the ultimate beneficial individual members for federal and state and income taxes. Accordingly, the Company has not provided for federal and state income taxes.

The Company follows the accounting standard for uncertainty in income taxes. The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the

financial statements. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The U.S. Federal jurisdiction, New York and Illinois are the major tax jurisdictions where the Parent files income tax returns. With few exceptions, the Parent is no longer subject to income tax examinations for New York State income taxes or for federal income taxes before 2010.

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $10,399 which exceeded the required net capital by $5,399.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

5. Related Party Transactions

The Company has entered into an Administrative Services Agreement (the "Services Agreement") with Northwinds Renewables LLC (the "Parent") that has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. Pursuant to the Services Agreement, the Parent provides administrative, facility and other management and back-office services to the Company.

For the year ended December 31, 2013, the Company incurred expenses relating to the Services Agreement in the amount of approximately $28,257 which are recorded in the statement of operations. These expenses were paid on the Company's behalf by the Parent and are deemed to be capital contributions to the Company.

6. Recent Regulatory Developments

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

7. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued.